UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019.

Commission File Number: 001-38245

Hexindai Inc.

(Exact name of registrant as specified in its charter)

13th Floor, Block C, Shimao

No. 92 Jianguo Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Hexindai Ceases Relationship with Independent Registered Public Accounting Firm

On December 13, 2019, Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced to cease the relationship with Deloitte Touche Tohmatsu (“Deloitte”), which previously was the independent registered public accounting firm for Hexindai.

On December 6, 2019, Deloitte notified the Company that it does not stand for re-appointment as independent registered public accounting firm of the Company for the audit of the financial statements for the year ending March 31, 2020. This decision was approved by Audit Committee and Board of Directors of the Company on December 13, 2019. The cease of relationship was not the result of any disagreement between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Deloitte on the consolidated financial statements of the Company as of March 31, 2019 and for the fiscal year ended March 31, 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company is currently in the final stages of talks to engage a new independent registered public accounting firm and expects to announce its appointment in the near future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hexindai Inc.

	By:	/s/ Zhang Rui (Kerrie)
Zhang Rui (Kerrie)
Chief Financial Officer

Date: December 13, 2019